**Part I, Item 9—Identifying Information**

Request: Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

**Response:**

### BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
|---|---|---|
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| ORCHESTRA BORROWER LLC | DE | VIRTU KCG HOLDINGS, LLC | INDIRECT OWNER | 07/2017 | E | Y | N | 82-1849448 |
| TJMT HOLDINGS LLC | DE | VIRTU FINANCIAL LLC | INDIRECT OWNER | 07/2017 | C | Y | N | 26-1726951 |
| VFH PARENT LLC | DE | VIRTU FINANCIAL OPERATING LLC | INDIRECT PARENT COMPANY | 07/2017 | E | Y | N | 45-2287937 |
| VIRTU FINANCIAL LLC | DE | VFH PARENT LLC | INDIRECT PARENT COMPANY | 07/2017 | E | Y | N | 20-0337804 |
| VIRTU FINANCIAL OPERATING LLC | DE | ORCHESTRA BORROWER LLC | INDIRECT OWNER | 07/2017 | E | Y | N | 26-2211621 |
| VIRTU FINANCIAL, INC. | DE | VIRTU FINANCIAL LLC | PARENT COMPANY | 07/2017 | D | Y | Y | 32-0420206 |
| VIRTU KCG HOLDINGS LLC | DE | VIRTU KNIGHT CAPITAL GROUP LLC | INDIRECT OWNER | 07/2013 | E | Y | N | 38-3898306 |
| VIRTU KNIGHT CAPITAL GROUP LLC | DE | VIRTU STRATEGIC HOLDINGS LLC | INDIRECT OWNER | 07/2013 | E | Y | N | 22-3689303 |